January 16, 2025

Michael Nierenberg
Chairman and Chief Executive Officer
Rithm Acquisition Corp.
799 Broadway, 8th Floor
New York, NY 10003

       Re: Rithm Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted December 20, 2024
           CIK No. 0002047497
Dear Michael Nierenberg:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 20, 2024
Cover Page

1. Please ensure that your cross-references to the appropriate compensation and dilution disclosures are complete and highlighted by prominent type. Refer to Items 1602(a)(3)
       and (4) of Regulation S-K.
Summary
Our Acquisition Process, page 8

2. Please reconcile your disclosure in this section and elsewhere in your prospectus that you will not obtain an independent opinion that your initial business combination is fair to the company only in the context that you seek to complete a business combination with a company affiliated with your sponsor, officers, or directors with
 January 16, 2025
Page 2

       your statements on page 9 and elsewhere in your prospectus that you will seek an independent opinion if your board of directors is unable to independently determine the fair market value of the target business or businesses.
Other Considerations and Conflicts of Interest, page 14

3. Please revise the table to clarify that the amount payable to the sponsor for office space, secretarial and administrative services is a monthly payment. Redemptions in Connection, page 143

4. We note your disclosure that there is no limit to the prices that your sponsor, directors, advisors or their affiliates may pay in privately negotiated or open market transactions for public shares. Please disclose how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and
       Schedules Compliance and Disclosure Interpretation 166.01 for guidance. Management, page 153

5. We note your disclosure regarding Messrs. Nierenberg and Wadhawan's prior experience as officers of Fortress Capital Acquisition Corp. Please expand your disclosure to comply with Item 1603(a)(3) of Regulation S-K. Certain Relationships and Related Party Transactions, page 165

6. We note your disclosure on page 163 that Messrs. Nierenberg and Wadhawan are managers of your sponsor. Please expand your disclosure to describe clearly the nature and amount of their interests in the sponsor as of the most recent practicable date. Refer to Item 1603(a)(7) of Regulation S-K.
General

7. With respect to your sponsor, Rithm Acquisition Corp Sponsor LLC, please revise your disclosure to describe (i) the general character of its business and (ii) any experience organizing other special purpose acquisition companies and the extent of its involvement or the involvement of its affiliates and promoters with other special purpose acquisition companies. Refer to Items 1603(a)(2) and (3) of Regulation S-K.
8. Please revise your disclosure to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing your activities.
       Refer to Item 1603(a)(4) of Regulation S-K.
 January 16, 2025
Page 3

       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Derek Dostal